Exhibit 99.1
Pacific Drilling Announces Fourth-Quarter and Full-Year 2014 Results
Conference call set 10 a.m. Central time Monday, Feb. 23

•
EBITDA(a) for the fourth quarter of $179.1 million, representing an EBITDA margin(b) of 56.0 percent, and EBITDA for the full year of $563.3 million, an increase of 57.3 percent over the prior year's adjusted EBITDA(a)

•	Revenue efficiency(c) of 96.7 percent for the fourth quarter yielded revenue of $319.7 million, a 59 percent increase over the prior year’s fourth-quarter revenue

•	Cash flow from operations for the full year of $396.4 million, an increase of 72 percent over the prior year

•	4.2 million shares repurchased to date pursuant to share repurchase program

•	Board defers initiation of distributions in recognition of market conditions

LUXEMBOURG (Feb. 23, 2015) — Pacific Drilling S.A. (NYSE: PACD) today announced net income for fourth-quarter 2014 of $68.0 million or $0.32 per diluted share, compared to net income for third-quarter 2014 of $48.1 million or $0.22 per diluted share. Net income for fourth-quarter 2013 was $25.7 million or $0.12 per diluted share.
For the year ended Dec. 31, 2014, net income was $188.3 million or $0.87 per diluted share, an increase of $96.1 million over the prior-year net income excluding charges(d). A reconciliation of net income excluding charges to reported net income is included in an accompanying schedule to this release.
CEO Chris Beckett said, “Pacific Drilling had another outstanding quarter capping a year of strong operations in 2014. We demonstrated again that our focus on performance excellence can result in industry-leading financial results. In the fourth quarter, we delivered our eighth consecutive quarter of revenue growth, as well as a company record EBITDA and EBITDA margin. I am extremely proud of what our team accomplished in 2014.”
Mr. Beckett continued, "The current oil price environment continues to impact clients' abilities to plan their major capital spending in 2015 and beyond. Although visibility of new offshore rig contract opportunities is limited, we also see limited competitive supply between now and the end of the year, with only two or three rigs available with latest-generation 2.5 million pound hook loads. In light of current market conditions, our board of directors has deferred the decision on further distributions to shareholders (beyond purchases under our existing share buyback program) in 2015. In weak markets, customers become much more discerning, and we believe that the strategic focus on service and asset quality upon which we built the company will prove to be a differentiator."

Fourth-Quarter and Full-Year 2014 Operational and Financial Commentary
Contract drilling revenue for fourth-quarter 2014 was $319.7 million, which included $25.9 million of deferred revenue amortization, compared to contract drilling revenue of $279.6 million for third-quarter 2014, which included $27.3 million of deferred revenue amortization. Revenue benefited from higher average dayrates during the quarter, driven by a full quarter of operations for Pacific Sharav and extension of the contract for Pacific Bora in August, which brought our average contractual dayrate in the fourth quarter to more than $540,000 per day. Contract drilling revenue for the year ended Dec. 31, 2014, was $1,085.8 million, including $109.2 million of deferred revenue amortization, as compared to contract drilling revenue of $745.6 million, including $72.5 million of deferred revenue amortization, for the year ended Dec. 31, 2013.
During the three months ended Dec. 31, 2014, our operating fleet of six drillships achieved average revenue efficiency of 96.7 percent as compared to 94.4 percent in the prior quarter. The increase in revenue efficiency resulted from strong operational uptime on our five mature rigs, partially offset by the impact of shakedown on the Pacific Sharav, which performed above our expectations for a rig during its first few months of operations.
Contract drilling expenses for fourth-quarter 2014 were $123.8 million as compared to $116.9 million for third-quarter 2014. Contract drilling expenses for fourth-quarter 2014 included $11.5 million in amortization of deferred costs, $6.5 million in reimbursable expenses, and $9.6 million in shore-based and other support costs. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $174,200 in fourth-quarter 2014, as compared to $175,500 for third-quarter 2014. Contract drilling expenses for full-year 2014 were $459.6 million as compared to $337.3 million for full-year 2013. The year-over-year increase in contract drilling costs was primarily due to a full year of operations from Pacific Khamsin and a partial year of operations from Pacific Sharav, which commenced its contract on Aug. 27, 2014. In 2014, contract drilling expenses included $51.2 million in amortization of deferred costs, $26.0 million in reimbursable expenses, and $35.9 million in shore-based and other support costs.
General and administrative expenses for fourth-quarter 2014 were $14.9 million as compared to $16.5 million for third-quarter 2014. General and administrative expenses for full-year 2014 were $57.7 million as compared to $48.6 million for the prior year. The increase in general and administrative expenses is primarily related to planned employee headcount additions required to support our expanding fleet.
EBITDA for fourth-quarter 2014 was $179.1 million, compared to EBITDA of $145.5 million in the prior quarter. EBITDA for the year ended Dec. 31, 2014, was $563.3 million, compared to adjusted EBITDA(a) of $358.1 million for the year ended Dec. 31, 2013. EBITDA margin for full-year 2014 was 51.9 percent, as compared to adjusted EBITDA margin(b) of 48.0 percent for full-year 2013. A reconciliation of EBITDA and adjusted EBITDA to net income is included in the accompanying schedules to this release.
Interest expense for fourth-quarter 2014 was $39.9 million, as compared to $35.6 million for third-quarter 2014. Interest expense for full-year 2014 was $130.1 million.

Liquidity and Capital Expenditures
For full-year 2014, cash flow from operations was $396.4 million. Cash balances totaled $167.8 million as of Dec. 31, 2014, and total outstanding debt was $3.15 billion. We used a portion of our cash on hand and $180 million under our 2014 revolving credit facility to fund the repayment of the outstanding principal and interest on our unsecured bonds on Feb. 20, 2015. As of Feb. 23, 2015, we have more than $800 million of available liquidity, including up to approximately $720 million of undrawn capacity under existing credit facilities. Our solid liquidity position consists of cash on hand, $300 million available and undrawn capacity on the 2013 revolving credit facility, and $170 million available and undrawn capacity on the 2014 revolving credit facility. Additionally, we will have access to approximately $100 million available on the senior secured credit facility and $150 million available on the 2014 revolving credit facility upon entry into satisfactory drilling contracts for the Pacific Meltem and Pacific Zonda, respectively.
During fourth-quarter 2014, capital expenditures were $386.5 million, of which $354.8 million related to construction of newbuild drillships, including the delivery payment for Pacific Meltem. Capitalized interest amounted to $11.1 million. The remaining expenditures primarily related to fleet spares. We estimate the remaining capital expenditures required to complete construction of our newbuild drillship and develop spare blowout preventer, riser and thruster capacity will be approximately $479.3 million, excluding capitalized interest. We expect to cover these capital expenditures with a combination of existing cash balances, future operating cash flows, and undrawn capacity on existing credit facilities.

To date, under the share repurchase program approved by shareholders in November 2014, we have repurchased 4.2 million shares at an average price of $4.17 per share. We intend to continue share repurchases up to the full 8 million shares as approved in our share repurchase program.
CFO Paul Reese commented, “Beginning with the refinancing of our project facilities agreement in 2013, we have continued to proactively strengthen the company's financial position. In October, we put in place the necessary financing for Pacific Zonda at a very attractive rate. Last week, we repaid our unsecured bonds, which was our most expensive debt outstanding. Our average cost of debt now stands at below 5 percent. We are also in the process of obtaining remaining bank approvals needed for amending some of our financial covenants to address the delays in newbuild deliveries. Additionally, our exceptional operational performance in 2014 translated into strong cash flow, which supports our liquidity position going into 2015. We believe that our future operating cash flow based on existing contracted backlog and current available financing will provide ample liquidity to meet our commitments until late 2017, when our 7.25 percent bonds mature.”

2015 Guidance
We reiterate our guidance on revenue efficiency provided with our fleet status report on Feb. 6, 2015. The average revenue efficiency ranges apply to our operating rigs on contract and include our expectations for unplanned downtime as well as planned events such as maintenance. With respect to our newbuild rigs, we expect an average revenue efficiency of 90 percent during a rig's first six months of operations and 95 percent thereafter. However, revenue efficiency for individual rigs tends to be volatile on a monthly and even on a quarterly basis.
The following table summarizes our full-year 2015 guidance for certain items:

Item	Range
Average revenue efficiency	92% - 96%
Contract drilling expenses	$500 million - $525 million
General & administrative expenses	$63 million - $66 million
Income tax expense as percent of total contract drilling revenue	4% - 4.5%
The following table summarizes our first-quarter 2015 guidance for certain items:

Item	Range
Average revenue efficiency	91% - 95%
Contract drilling expenses	$115 million - $120 million
General & administrative expenses	$15 million - $16 million
Income tax expense as percent of total contract drilling revenue	4.5% - 5.0%
The contract drilling expenses guidance reflects reduced operating expenses during anticipated idle time prior to or between drilling contracts for our rigs that are currently uncontracted and available to work in 2015.
Updated schedules of expected amortization of deferred revenue, depreciation and interest expense for our existing financing, as well as capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Please note the guidance provided above is based on management’s current expectations about the future, and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes
(a) EBITDA and adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and adjusted EBITDA and a reconciliation to net income, please refer to the schedules included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(d) Net income excluding charges is a non-GAAP financial measure. For a definition of net income excluding charges and a reconciliation to net income, please refer to the schedules included in this release.

Conference Call
Pacific Drilling will conduct a conference call at 10 a.m. Central time on Monday, Feb. 23, to discuss fourth-quarter and full-year 2014 results. To participate, please dial +1 719-457-2085 or 1-888-401-4669 and refer to confirmation code 1202536 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.
An audio replay of the call may be accessed after noon Central time on Monday, Feb. 23, 2015, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 1202536. A replay of the call also will be available on the company’s website.

About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of eight drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Where any forward-looking statement includes a statement about the assumptions of bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “tends to,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future client contract opportunities; contract dayrate amounts; future operational performance; revenue efficiency levels; market outlook; estimated duration of client contracts; future contract commencement dates and locations; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; estimated rig availability; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; governmental action, civil unrest and political and economic uncertainties; future levels of offshore drilling activity; impact of potential licensing or patent litigation; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:    Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012

Revenues
Contract drilling	$319,737	$279,637	$200,546	$1,085,794	$745,574	$638,050

Costs and expenses
Contract drilling	(123,836)	(116,850)	(90,636)	(459,617)	(337,277)	(331,495)
General and administrative expenses	(14,889)	(16,467)	(12,956)	(57,662)	(48,614)	(45,386)
Depreciation expense	(56,547)	(50,187)	(39,713)	(199,337)	(149,465)	(127,698)
	(195,272)	(183,504)	(143,305)	(716,616)	(535,356)	(504,579)
Loss of hire insurance recovery	—	—	—	—	—	23,671
Operating income	124,465	96,133	57,241	369,178	210,218	157,142
Other income (expense)
Costs on interest rate swap termination	—	—	—	—	(38,184)	—
Interest expense	(39,874)	(35,626)	(25,770)	(130,130)	(94,027)	(104,685)
Total interest expense	(39,874)	(35,626)	(25,770)	(130,130)	(132,211)	(104,685)
Costs on extinguishment of debt	—	—	—	—	(28,428)	—
Other income (expense)	(1,902)	(870)	(608)	(5,171)	(1,554)	3,245
Income before income taxes	82,689	59,637	30,863	233,877	48,025	55,702
Income tax expense	(14,645)	(11,536)	(5,173)	(45,620)	(22,523)	(21,713)
Net income	$68,044	$48,101	$25,690	$188,257	$25,502	$33,989

Earnings per common share, basic	$0.32	$0.22	$0.12	$0.87	$0.12	$0.16
Weighted average number of common shares, basic	217,132	217,344	217,022	217,223	216,964	216,901
Earnings per common share, diluted	$0.32	$0.22	$0.12	$0.87	$0.12	$0.16
Weighted average number of common shares, diluted	217,197	217,547	217,429	217,376	217,421	216,903

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	December 31,
	2014	2013
Assets:
Cash and cash equivalents	$167,794	$204,123
Accounts receivable	231,027	206,078
Materials and supplies	95,660	65,709
Deferred financing costs, current	14,665	14,857
Deferred costs, current	25,199	48,202
Prepaid expenses and other current assets	17,056	13,889
Total current assets	551,401	552,858
Property and equipment, net	5,431,823	4,512,154
Deferred financing costs	45,978	53,300
Other assets	48,099	45,728
Total assets	$6,077,301	$5,164,040
Liabilities and shareholders' equity:
Accounts payable	$40,577	$54,235
Accrued expenses	45,963	66,026
Long-term debt, current	369,000	7,500
Accrued interest	24,534	21,984
Derivative liabilities, current	8,648	4,984
Deferred revenue, current	84,104	96,658
Total current liabilities	572,826	251,387
Long-term debt, net of current maturities	2,781,242	2,423,337
Deferred revenue	108,812	88,465
Other long-term liabilities	35,549	927
Total long-term liabilities	2,925,603	2,512,729
Commitments and contingencies
Shareholders' equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 215,784 and 217,035 shares outstanding as of December 31, 2014 and December 31, 2013, respectively	2,175	2,170
Additional paid-in capital	2,369,432	2,358,858
Treasury shares, at cost	(8,240)	—
Accumulated other comprehensive loss	(20,205)	(8,557)
Retained earnings	235,710	47,453
Total shareholders' equity	2,578,872	2,399,924
Total liabilities and shareholders' equity	$6,077,301	$5,164,040

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012

Cash flow from operating activities:
Net income	$68,044	$48,101	$25,690	$188,257	$25,502	$33,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	56,547	50,187	39,713	199,337	149,465	127,698
Amortization of deferred revenue	(25,884)	(27,278)	(20,179)	(109,208)	(72,515)	(95,750)
Amortization of deferred costs	11,531	12,885	10,332	51,173	39,479	70,660
Amortization of deferred financing costs	2,951	2,544	1,787	10,416	10,106	13,926
Amortization of debt discount	235	227	193	817	445	—
Write-off of unamortized deferred financing costs	—	—	—	—	27,644	—
Costs on interest rate swap termination	—	—	—	—	38,184	—
Deferred income taxes	15,281	(48)	(614)	18,661	(3,119)	(3,766)
Share-based compensation expense	2,952	2,876	2,351	10,484	9,315	5,318
Changes in operating assets and liabilities:
Accounts receivable	(46,736)	(26,428)	(74,826)	(24,949)	(53,779)	(89,721)
Materials and supplies	(3,564)	(9,624)	(6,328)	(29,951)	(16,083)	(6,640)
Prepaid expenses and other assets	(16,123)	(20,952)	(18,948)	(56,493)	(30,840)	(61,548)
Accounts payable and accrued expenses	(964)	30,049	10,637	20,865	12,301	33,865
Deferred revenue	8,267	37,953	67,195	117,001	94,482	156,967
Net cash provided by operating activities	72,537	100,492	37,003	396,410	230,587	184,998
Cash flow from investing activities:
Capital expenditures	(386,519)	(115,802)	(103,893)	(1,136,205)	(876,142)	(449,951)
Decrease in restricted cash	—	—	—	—	172,184	204,784
Net cash used in investing activities	(386,519)	(115,802)	(103,893)	(1,136,205)	(703,958)	(245,167)
Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	(79)	(73)	—	95	—	—
Proceeds from long-term debt	400,000	—	159,000	760,000	1,656,250	797,415
Payments on long-term debt	(36,208)	(1,875)	(21,875)	(41,833)	(1,480,000)	(218,750)
Payments for costs on interest rate swap termination	—	—	—	—	(41,993)	—
Payments for financing costs	(7,069)	—	—	(7,569)	(62,684)	(19,853)
Purchases of treasury shares	(7,227)	—	—	(7,227)	—	—
Net cash provided by financing activities	349,417	(1,948)	137,125	703,466	71,573	558,812
Increase (decrease) in cash and cash equivalents	35,435	(17,258)	70,235	(36,329)	(401,798)	498,643
Cash and cash equivalents, beginning of period	132,359	149,617	133,888	204,123	605,921	107,278
Cash and cash equivalents, end of period	$167,794	$132,359	$204,123	$167,794	$204,123	$605,921

EBITDA and Adjusted EBITDA Reconciliation
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by management to measure the company's operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company's operating performance during fourth-quarter and full-year 2014.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA and Adjusted EBITDA
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012
Net income	$68,044	$48,101	$25,690	$188,257	$25,502	$33,989

Add:
Costs on interest rate swap termination	—	—	—	—	38,184	—
Interest expense	39,874	35,626	25,770	130,130	94,027	104,685
Interest expense	39,874	35,626	25,770	130,130	132,211	104,685
Depreciation expense	56,547	50,187	39,713	199,337	149,465	127,698
Income taxes	14,645	11,536	5,173	45,620	22,523	21,713
EBITDA	$179,110	$145,450	$96,346	$563,344	$329,701	$288,085

Add (subtract):
Costs on extinguishment of debt	—	—	—	—	28,428	—
Loss of hire insurance recovery	—	—	—	—	—	(23,671)
Adjusted EBITDA	$179,110	$145,450	$96,346	$563,344	$358,129	$264,414

Net Income Excluding Charges Reconciliation
During the second quarter of 2013, the company closed a refinancing transaction that resulted in material non-recurring costs primarily related to swap termination fees and the write-off of unamortized debt issue costs. Management believes that net income excluding charges related to our refinancing and loss of hire insurance recovery provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and management believes they detract from an understanding of our operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income and Earnings per Share to Non-GAAP Net Income Excluding Charges and Earnings per Share Excluding Charges
(in thousands, except per share information) (unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013	2012
Net income	$68,044	$25,690	$188,257	$25,502	$33,989
Add (subtract):
Loss of hire insurance recovery	—	—	—	—	(23,671)
Costs on interest rate swap termination	—	—	—	38,184	—
Costs on extinguishment of debt	—	—	—	28,428	—
Net income excluding charges	$68,044	$25,690	$188,257	$92,114	$10,318

Earnings per common share, basic and diluted	$0.32	$0.12	$0.87	$0.12	$0.16
Add (subtract):
Loss of hire insurance recovery	—	—	—	—	(0.11)
Costs on interest rate swap termination	—	—	—	0.18	—
Costs on extinguishment of debt	—	—	—	0.13	—
Earnings excluding charges per common share, basic and diluted	$0.32	$0.12	$0.87	$0.43	$0.05